Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

MATERIAL FACT

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF DECEMBER 9, 2016

DATE, TIME AND PLACE: On December 9, 2016, at 5:30 p.m., at Avenida Brigadeiro Faria Lima, 3.500, 1º andar, in the city and state of São Paulo.

CHAIRMAN: Pedro Moreira Salles.

QUORUM: The totality of the elected members.

RESOLUTION ADOPTED UNANIMOUSLY:

The Company’s Board of Directors resolved, “ad referendum” of the General Stockholders’ Meeting, and supported by subitem 14.2 of the Corporate Bylaws:

a)       to declare interest on capital in the amount of R$0.47140 per share, to be paid the stockholders by April 28, 2017, as a result of the mandatory dividend related to 2016, with retention of 15% withholding tax at source, resulting in net interest of R$0.40069 per share, excluding from this retention corporate stockholders able to substantiate immunity or exemption; and

b)       that the credit entry corresponding to this interest shall be made to the Company’s accounting records on December 30, 2016, on an individualized basis to each stockholder, based on the shareholding position at the end of the trading day on December 22, 2016.

CONCLUSION: With the work of the meeting concluded, these minutes having been drafted, read and approved, were signed. São Paulo (SP), December 9, 2016. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Alfredo Egydio Setubal, Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, José Galló, Nildemar Secches, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

São Paulo (State of São Paulo), December 9, 2016.

MARCELO KOPEL

Investor Relations Officer